================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                               (Amendment No. 10)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE,
INCLUDING THE ASSOCIATED SERIES A PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   24456 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GERALD N. GASTON
              VICE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     AMERICAN BANKERS INSURANCE GROUP, INC.
                            11222 QUAIL ROOST DRIVE
                              MIAMI, FL 33157-6596
                                 (305) 253-2244
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

            MORTON A. PIERCE, ESQ.                       JOSEPHINE CICCHETTI, ESQ.
          JONATHAN L. FREEDMAN, ESQ.                    JORDEN BURT BOROS CICCHETTI
             DEWEY BALLANTINE LLP                          BERENSON & JOHNSON LLP
         1301 AVENUE OF THE AMERICAS                   777 BRICKELL AVENUE, SUITE 500
              NEW YORK, NY 10019                              MIAMI, FL 33131
                (212) 259-8000                                 (305) 371-2600

================================================================================

     This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated February 6, 1998 (as amended, the "Schedule 14D-9") of American Bankers Insurance Group, Inc., a Florida corporation (the "Company" or "American Bankers"), filed in connection with the Cendant Offer. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

     This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated February 6, 1998 (as amended, the "Schedule 14D-9") of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"), filed in connection with the Cendant Offer. Capitalized terms used herein shall have the definitions set forth in the
Schedule 14D-9 unless otherwise provided herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     The response to Item 4 is hereby amended and supplemented as follows:

     On March 18, 1998, the Company, AIG and Cendant entered into a Settlement Agreement (the "Settlement Agreement"), pursuant to which, among other things, AIG has waived, until 2:00 p.m. on March 23, 1998, certain provisions of the AIG Merger Agreement which prohibit the termination of the AIG Merger Agreement by the Company's Board of Directors prior to May 20, 1998, to allow the Company to terminate the AIG Merger Agreement pursuant to its terms in order for the Company to enter into a definitive acquisition agreement with Cendant. If the Company does not effectively terminate the AIG Merger Agreement prior to 2:00 p.m. on March 23, 1998, such provisions of the AIG Merger Agreement will be reinstated with full force and effect. The summary of the Settlement Agreement set forth below is qualified in its entirety by the full text of the Settlement Agreement, a copy of which is filed as Exhibit 38 hereto and is incorporated in its entirety herein by reference.

     Simultaneous with any termination of the AIG Merger Agreement pursuant to the terms of the Settlement Agreement, the Company shall pay to AIG the termination fee of $81.5 million required pursuant to the AIG Merger Agreement (the "Termination Fee") and $18.5 million in satisfaction of its obligations under the Amended Stock Option Agreement (the "Option Cancellation Fee"), Cendant shall pay $5 million to AIG to cover AIG's expenses (the "Expense Reimbursement") and AIG shall terminate the Voting Agreement. In addition, immediately prior to the consummation of a purchase by Cendant of a majority of the then outstanding shares of Company Common Stock or the consummation of a merger involving the Company and Cendant or an affiliate of Cendant, Cendant shall pay an additional $5 million to AIG to cover AIG's expenses. If the Termination Fee and the Option Cancellation Fee are received by AIG, (1) the Company will have no further obligation to AIG with respect to the payments required under the AIG Merger Agreement and (2) the Amended Stock Option Agreement will be deemed to have been terminated and cancelled and AIG will not be entitled to receive any other cash payments or shares of Company Common Stock thereunder.

     The Settlement Agreement also provides that the respective officers, directors, employees, agents or other representatives or advisors of the Company and of Cendant will not (a) take or facilitate the taking of any actions or the making of any claims which challenge the validity or enforceability of the payments by the Company and/or by Cendant referred to above, or that seek to reduce or otherwise deprive AIG of such payments or (b) make any oral or written statements publicly or before any governmental or regulatory authority, court or other person inconsistent with (a) above.

     Under the Settlement Agreement, AIG has agreed that upon payment of the Termination Fee, the Option Cancellation Fee and the Expense Reimbursement it will (1) take all necessary steps to withdraw from any insurance regulatory procedures or hearings relating to Cendant's applications to obtain approval to acquire the Company, (2) withdraw any applications that it has pending before any insurance regulatory authorities to obtain approval to acquire the Company and (3) not take any actions or make any statements intended to frustrate or delay any transaction that may be agreed upon between the Company and Cendant pursuant to the terms of the Settlement Agreement.

     Upon termination of the AIG Merger Agreement, each of the parties to the Settlement Agreement have agreed to release the other parties and their affiliates, representatives and shareholders from any and all claims relating to any proposed or actual acquisition of the Company by AIG, AIGF, Cendant or Season, including but not limited to claims asserted in currently pending litigation.

     Pursuant to the Settlement Agreement, AIG has also agreed that for a period of 90 days following the consummation of the purchase by Cendant of a majority of the then outstanding shares of Company Common Stock or a merger or other business combination involving the Company and Cendant or an affiliate of Cendant, AIG and its subsidiaries will not hire any employees of the Company or its subsidiaries as employees of AIG or any of its subsidiaries. In addition, for a period of one year following the consummation of such a transaction, AIG and its subsidiaries will not solicit any employee of the Company or any of its subsidiaries for employment by AIG or its subsidiaries, provided that such restriction shall not apply to general solicitations of employment by AIG and its subsidiaries not specifically directed to employees of the Company or any of its subsidiaries. The foregoing restrictions shall not apply to employees of the Company or any of its subsidiaries who are not officers or other executive or managerial employees, or employees of the Company or its subsidiaries who become former employees and whose employment has been terminated for at least 30 days.

     A copy of the press release of the Company relating to the Settlement Agreement is filed as Exhibit 39 hereto and is incorporated by reference in its entirety herein.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 38..................................  Settlement Agreement, dated as of March 18, 1998, among the Company, AIG and Cendant.
Exhibit 39..................................  Press Release, dated March 18, 1998, of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        AMERICAN BANKERS INSURANCE GROUP, INC.

                                        By: /s/ GERALD N. GASTON

                                           -------------------------------------
                                           Name:  Gerald N. Gaston
                                           Title: Chief Executive Officer,
                                                  President and Vice Chairman

Date: March 19, 1998

                                 EXHIBIT INDEX

             EXHIBIT NO.                                       DESCRIPTION
             -----------                                       -----------
Exhibit 38...........................  Settlement Agreement, dated as of March 18, 1998, among the
                                       Company, AIG and Cendant
Exhibit 39...........................  Press Release, dated March 18, 1998, of the Company